EXHIBIT 21

Subsidiaries of Jefferies Group, Inc.

Name of Subsidiary	Place of Formation / Incorporation

Bonds Direct Securities LLC	Delaware
Harborside Securities, LLC	Delaware
Helfant Group, Inc. (formerly, W & D Securities, Inc.)	California
Jefferies & Company, Inc.	Delaware
Jefferies Advisers, Inc.	Delaware
Jefferies Employees Opportunity Fund, LLC	Delaware
Jefferies International Limited	England & Wales
Jefferies (Japan) Limited	England & Wales
Jefferies Pacific Limited	Hong Kong
Jefferies Partners Opportunity Fund, LLC	Delaware
Jefferies Partners Opportunity Fund II, LLC	Delaware
Jefferies Partners Opportunity Fund III, LLC	Delaware
Jefferies Partners Opportunity Fund IV, LLC	Delaware
Jefferies Partners Opportunity Fund V, LLC	Delaware
Jefferies Partners Opportunity Fund V, LLC	Delaware
Jefferies Partners Opportunity Fund VII, LLC	Delaware
Jefferies (Switzerland) Limited	Switzerland
Quarterdeck Investment Partners, LLC	Delaware
The Europe Company	England & Wales